SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 7)*

Porter Bancorp, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

736233107
(CUSIP Number)

with a copy to:
Marc Weingarten and David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2014
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736233107	SCHEDULE 13D/A	Page 2 of 10 Page

1	NAME OF REPORTING PERSONS SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 633,330 shares of Common Stock 228,261 shares of Common Stock issuable upon exercise of warrants
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 633,330 shares of Common Stock 228,261 shares of Common Stock issuable upon exercise of warrants
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 633,330 shares of Common Stock 228,261 shares of Common Stock issuable upon exercise of warrants
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 736233107	SCHEDULE 13D/A	Page 3 of 10 Page

1	NAME OF REPORTING PERSONS SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 633,330 shares of Common Stock 228,261 shares of Common Stock issuable upon exercise of warrants
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 633,330 shares of Common Stock 228,261 shares of Common Stock issuable upon exercise of warrants
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 633,330 shares of Common Stock 228,261 shares of Common Stock issuable upon exercise of warrants
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 736233107	SCHEDULE 13D/A	Page 4 of 10 Page

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,600 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,600 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,600 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 736233107	SCHEDULE 13D/A	Page 5 of 10 Page

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 635,930 shares of Common Stock 228,261 shares of Common Stock issuable upon exercise of warrants
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 635,930 shares of Common Stock 228,261 shares of Common Stock issuable upon exercise of warrants
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 635,930 shares of Common Stock 228,261 shares of Common Stock issuable upon exercise of warrants
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 736233107	SCHEDULE 13D/A	Page 6 of 10 Page

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 635,930 shares of Common Stock 228,261 shares of Common Stock issuable upon exercise of warrants
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 635,930 shares of Common Stock 228,261 shares of Common Stock issuable upon exercise of warrants
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 635,930 shares of Common Stock 228,261 shares of Common Stock issuable upon exercise of warrants
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.5%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 736233107	SCHEDULE 13D/A	Page 7 of 10 Page

This Amendment No. 7 to Schedule 13D ("Amendment No. 7") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 11, 2011 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 5, 2011 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on October 24, 2011 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on October 26, 2011 ("Amendment No. 3") Amendment No. 4 to the Original Schedule 13D filed with the SEC on November 29, 2011 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D filed with the SEC on January 31, 2012 ("Amendment No. 5") and Amendment No. 6 filed with the SEC on May 19, 2014 ("Amendment No. 6" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the "Schedule 13D") with respect to the common stock, no par value (the "Shares") of Porter Bancorp, Inc., a Kentucky corporation (the "Issuer" or "Bank"). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

Funds for the purchase of the Shares reported herein were derived from available working capital of CMAG and SBAV. A total of approximately $1,839,000 was paid to acquire such Shares..

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following:

CGI released a statement on November 17, 2014 (the "Press Release") in response to the Issuer's Quarterly Report for the quarterly period ended September 30, 2014 on Form 10-Q filed with the SEC on November 14, 2014 (the "Form 10-Q"). The Press Release is attached hereto as Exhibit 15 and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) – (c) of Item 5 are hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover pages to this Amendment No. 7 for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 13,099,400 Shares outstanding, as of October 31, 2014, as reported in the Form 10-Q, as adjusted to take account for the warrants beneficially owned by the applicable Reporting Persons.

(b) By virtue of an investment management agreement with CMAG and SBAV, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,600 Shares beneficially owned by CMAG and the 633,330 Shares and 228,261 Shares issuable upon exercise of warrants beneficially owned by SBAV. By virtue of it being the general partner of SBAV, SBAV GP may be deemed to have shared voting power and shared dispositive power with respect to all of the 633,330 Shares and 228,261 Shares issuable upon exercise of warrants beneficially owned by SBAV. By virtue of his direct and indirect control of each of CGI, CMAG, SBAV and SBAV GP, Mr. Hall may be deemed to have shared voting power and shared dispositive power with respect to all Shares as to which each of CGI, CMAG, SBAV and SBAV GP has voting power or dispositive power.

(c) All transactions in the Shares effected by the Reporting Persons during the past sixty days are set forth in Schedule A hereto and are incorporated herein by reference. Unless otherwise indicated, all such transactions were effected in the open market and the price per share is net of commissions.

CUSIP No. 736233107	SCHEDULE 13D/A	Page 8 of 10 Page

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit	Description
15	Press Release, dated November 17, 2015

CUSIP No. 736233107	SCHEDULE 13D/A	Page 9 of 10 Page

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 17, 2014

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

/s/ George Hall
George Hall

CUSIP No. 736233107	SCHEDULE 13D/A	Page 10 of 10 Page

SCHEDULE A

SBAV

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

10/28/2014	(100)	0.9